Filed Pursuant to Rule 424(b)(7)
Registration Number 333-138469

PROSPECTUS SUPPLEMENT

(To prospectus dated November 7, 2006)

43,411,700 Shares

TOYOTA MOTOR CORPORATION

Common Stock in the form of Shares or American Depositary Shares

Banks’ Shareholdings Purchase Corporation, or BSPC, is offering 43,411,700 shares of our common stock in the form of shares or ADSs. This prospectus supplement relates to an international offering by international underwriters of 15,194,100 shares in the form of shares or ADSs in the United States and elsewhere outside Japan. Additional underwriters are offering 28,217,600 shares in Japan. Each ADS represents two shares of our common stock. The ADSs are evidenced by American Depositary Receipts. We will not receive any proceeds from the offering.

Our shares are traded on the Tokyo Stock Exchange, the Nagoya Stock Exchange and three other regional stock exchanges in Japan and on the London Stock Exchange. Our ADSs trade on the New York Stock Exchange, or NYSE, under the ticker symbol “TM.” On November 20, 2006, the last reported sale price of our shares on the Tokyo Stock Exchange was ¥6,960 and on November 17, 2006, the last reported sale price of our ADSs on the NYSE was $122.88.

Investing in the shares or ADSs involves risks which are described in “ Risk Factors” beginning on page 5 of the accompanying prospectus.

	Per ADS	Total	Per Share	Total

Public offering price	$115.91	$880,574,065	¥6,820	¥103,623,762,000

Underwriting discount	$2.36	$17,929,038	¥139.2	¥2,115,018,720

Proceeds, before expenses, to BSPC	$113.55	$862,645,027	¥6,680.8	¥101,508,743,280

The figures in the U.S. dollar “Total” column above assume that all shares are sold in the form of ADSs, while those in the Japanese yen “Total” column assume that no shares are sold in the form of ADSs.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The international underwriters expect to deliver the shares against payment therefor in yen in Tokyo through the central clearing system in Japan, known as JASDEC, on or around November 30, 2006, Tokyo time. The international underwriters expect to deliver the ADSs against payment therefor in U.S. dollars in New York through the facilities of The Depository Trust Company on or around November 30, 2006.

Joint Global Coordinators

Nomura Securities	Nikko Citigroup	Merrill Lynch Japan Securities

Joint Bookrunners and Joint Lead Managers

(listed alphabetically)

Merrill Lynch & Co.	Nomura Securities International, Inc.

Co-Managers

Nikko Citigroup	Credit Suisse

Deutsche Bank Securities	Morgan Stanley	UBS Investment Bank

The date of this prospectus supplement is November 20, 2006.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering. This prospectus supplement and the information incorporated by reference into this prospectus supplement adds, updates and changes information in the accompanying prospectus. If the information contained in this prospectus supplement, or the information incorporated by reference into this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Obtain More Information” in this prospectus supplement.

In this prospectus supplement, when we use the words “we,” “us,” “our” or “Toyota,” we mean Toyota Motor Corporation and its consolidated subsidiaries, unless the context otherwise indicates. We use the word “you” to refer to prospective investors in the shares or ADSs.

In this prospectus supplement, references to “dollars” and “$” mean U.S. dollars unless otherwise indicated, references to “euro,” “Euro” and “€” mean the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union, and references to “yen” and “¥” mean Japanese yen. This prospectus supplement contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

Unless otherwise specified, the financial information presented in this prospectus supplement and the consolidated financial statements of Toyota, which are included in or incorporated by reference into this prospectus supplement, are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. References to fiscal 2006 are to the fiscal year ended March 31, 2006 and references to other fiscal years have the corresponding meaning.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the international underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the international underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, or the SEC, including this prospectus supplement and the accompanying prospectus, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. We rely on this safe harbor in making forward-looking statements.

Forward-looking statements appear in a number of places in this prospectus supplement and the accompanying prospectus and include statements regarding our current intent, belief, targets or expectations or those of our management. In many, but not all cases, we use words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “intend,” “may,” “plan,” “predict,” “probability,” “risk,” “should,” “will,” “would” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. We identify in the accompanying prospectus, in “Risk Factors” and elsewhere, important factors that could cause these differences. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

•	changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which we operate;

•	fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;

•	our ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

•	changes in the laws, regulations and government policies in the markets in which we operate that affect our automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect our other operations, including the outcome of future litigation and other legal proceedings;

•	political instability in the markets in which we operate;

•	our ability to timely develop and achieve market acceptance of new products; and

•	fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where we purchase materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

We do not intend to update these forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included in or incorporated by reference into this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Toyota Motor Corporation

We are the largest producer of automobiles in Japan in terms of both vehicles produced and vehicles sold. We sold 7.97 million vehicles worldwide in fiscal 2006 and 4.15 million vehicles during the six months ended September 30, 2006. We had net revenues of ¥21,036.9 billion and net income of ¥1,372.1 billion in fiscal 2006 and net revenues of ¥11,471.8 billion and net income of ¥777.2 billion for the six months ended September 30, 2006.

Our business segments are automotive operations, financial services operations and all other operations. Our automotive operations include the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans and trucks and related parts and accessories. Our financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Our other operations include the design and manufacture of prefabricated housing and information technology-related businesses.

We sell our vehicles in more than 170 countries and regions. The primary markets for our automobiles are Japan, North America, Europe and Asia. For the six months ended September 30, 2006, approximately 26% of our automobile unit sales were in Japan, 35% were in North America, 14% were in Europe and 9% were in Asia.

Our vehicles include:

•	Camry, the best selling passenger car in the United States for eight of the past nine calendar years and also for the last four consecutive calendar years;

•	Prius, the world’s first mass produced hybrid car that runs on a combination of gasoline and electric power;

•	Yaris, marketed as the Vitz in Japan, a subcompact car that is comparable to larger cars in terms of performance, safety and comfort;

•	Lexus, a line of high-quality luxury vehicles; and

•	Corolla, one of the best selling cars in Japan.

Our registered address is 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, and our telephone number is 81-565-28-2121. Our web site address is http://www.toyota.co.jp. The information contained on our web site is not part of this prospectus supplement or the accompanying prospectus.

Our Strategy

We have identified the following three challenges in order to achieve continued growth:

•	Enhancing quality control. Maintaining a high level of quality control is one of the keys to customer satisfaction. We continue to dedicate significant management resources to enhancing quality assurance, including initiatives that encourage our suppliers to fortify their quality management systems.

•	Strengthening cost-competitiveness. We expect cost-reduction benefits to play a major role in our efforts to increase our market competitiveness. We must continually design and implement cost reduction initiatives that will enable lower-cost development and manufacturing of products with high levels of performance and quality.

•	Personnel development. Given the accelerating expansion of our operations worldwide, we must rapidly establish self-supporting local business organizations and localize management. We are currently striving to improve the quality of our human resources, developing on-the-job employee training programs and continuing educational programs to promote talented personnel.

Products Strategy:    Offering a full product lineup and distinguishing our products through hybrid technology.

•	Premium brand (Lexus). Since the Lexus was first launched in 1989 in the United States, Lexus has been introduced in 59 countries around the world. At present, we are taking action to strengthen the Lexus brand in each geographic region. The global unit sales of the Lexus is as follows:

	Year Ended March 31,
	2002	2003	2004	2005	2006
	(in thousands)
Total Unit Sales	276	284	344	354	416

•	Global models (IMV, Vitz/Yaris, Camry, Corolla etc.). We have achieved significant growth of unit sales by offering global models, which accounted for over 30% of our global sales in fiscal 2006. Under the concept of “Global Best, Local Best,” we hope to develop, manufacture and distribute attractive products that satisfy regional characteristics while using common platforms and core components.

•	Emerging markets. We expect that the market for automobiles in the emerging markets, particularly Brazil, Russia, India and China, or the “BRICs” countries, will grow rapidly and presents us with significant opportunities. We have therefore been striving to, and have been achieving success in, establishing the operational foundations for production and distribution in these markets. In order to capture the opportunities, in addition to the existing lineup, we are considering the introduction of a low-cost compact model that takes into consideration the regional demands of the emerging markets.

•	Distinguishing our products through hybrid technology. With respect to the technical aspects, which serve as the basis for product development, we are striving to improve the performance of the hybrid system and achieve further cost reductions. As a market leader, we are aiming to achieve sales of one million units per year.

Regional Strategy:    Production and distribution framework to satisfy regional demands.

Our efficient production and sales network, together with our global model strategy and our efforts to design products that appeal to particular regional preferences, allow us to offer a comprehensive line up of products in each region in which we operate.

•	Maintain preeminence in Japan. We aim to maintain steady profitability in the Japanese market, which is the center of our global operations. We believe that it is important to maintain and improve upon our high market share in Japan.

•	Establish self-reliant growth in North America. In the North American market, one of our most significant markets, we aim to secure steady profits and establish a self-reliant operational framework. We continue to seek further growth, and in the past few years we have expanded our production capacity and improved our product lineup. For example, we will strive to further increase unit sales by introducing the fully remodeled Tundra in the full-sized pick-up truck market, where there is stable demand.

•	Achieve steady growth in Europe. In the European market, we aim to establish our presence and to develop Europe into a region generating high levels of profit, following Japan and North America. We are committed to achieving further growth in Europe by enhancing cost competitiveness by increasing local production and procurement, as well as expanding our model lineup by providing more models with diesel engines and actively introducing hybrid models.

•	Develop business foundations in China. We are conducting our operations in China with the aim to establish a firm business foundation in the Chinese market and to implement our growth strategy. Through our joint ventures, we continue to establish our sales and service network, increase production capacity and expand our product lineup. For example, Tianjin FAW Toyota Motor Co., Ltd. is expected to begin annual production of over 200,000 vehicles at the Third Tianjin plant beginning in mid-2007.

Production System

We believe we can achieve mass production efficiencies over small and large production volumes. This gives us the flexibility to respond quickly to changing customer demand and produce multiple models without significantly increasing production costs.

At present, we are improving our ability to flexibly link production at our plants in Japan with production at our plants overseas.

Risk Factors

You should carefully consider all of the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before investing in the shares or ADSs. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning on page 5 of the accompanying prospectus.

THE OFFERINGS

Global Offering	43,411,700 shares, consisting of the international offering and the Japanese offering.

International offering	15,194,100 shares in the form of shares or ADSs to be offered in the United States and elsewhere outside Japan.

Japanese offering	28,217,600 shares to be offered in Japan.

Selling shareholder	Banks’ Shareholdings Purchase Corporation, or BSPC.

Offering price	$115.91 per ADS and ¥6,820 per share.

The ADSs	Each ADS represents two shares of common stock. The ADSs are evidenced by ADRs.

Depositary for the ADSs	The Bank of New York.

New York Stock Exchange Symbol	“TM”

Tokyo Stock Exchange Securities Identification Code	7203

Common Stock Outstanding	3,216,207,250 shares of common stock as of September 30, 2006.

Use of Proceeds	We will not receive any of the proceeds from the global offering.

Lock-Up Agreement	We have agreed with the international underwriters and the Japanese underwriters to restrictions on any sale of shares of our common stock for a period of 180 days from the date of this prospectus supplement, subject to the limited exceptions described in “Underwriting.”

Payment and Settlement

The international underwriters expect to deliver the shares against payment therefor in yen in Tokyo through the central clearing system in Japan, known as JASDEC, on or around November 30, 2006, Tokyo time. The international underwriters expect to deliver the ADSs against payment therefor in U.S. dollars in New York through the facilities of The Depository Trust Company on or around November 30, 2006.

Delivery of the shares and ADSs is expected to occur later than three business days after the pricing of the global offering. Because of the longer settlement period, purchasers who wish to trade shares or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

SELECTED FINANCIAL DATA

Selected consolidated statement of income data for the fiscal years ended March 31, 2002 and 2003 and selected consolidated balance sheet data as of March 31, 2002, 2003 and 2004 set forth below have been derived from our audited consolidated financial statements not included in this prospectus supplement. Selected consolidated statement of income data for the fiscal years ended March 31, 2004, 2005 and 2006 and selected consolidated balance sheet data as of March 31, 2005 and 2006 set forth below have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The selected consolidated statement of income data for the six months ended September 30, 2005 and 2006 and the selected consolidated balance sheet data as of September 30, 2005 and 2006 have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements incorporated by reference in this prospectus supplement, which management believes include all adjustments necessary for a fair presentation of the results of operations and financial condition for those periods. The results of operations for the six-month period are not necessarily indicative of the results for a full year’s operations.

Data set forth below are derived from our consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data set forth below in conjunction with our consolidated financial statements and related notes and other financial data included in the documents incorporated by reference in this prospectus supplement. The following data are qualified in their entirety by reference to all of that information.

	Year Ended March 31,						Six Months Ended September 30,
	2002	2003	2004	2005	2006	2006(1)	2005	2006	2006(1)
	(in millions, except share and per share data)						(unaudited)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥13,067,428	¥14,311,451	¥15,973,826	¥17,113,535	¥19,338,144	$164,022	¥9,144,485	¥10,484,250	$88,924
Operating income	1,057,948	1,246,925	1,518,954	1,452,535	1,694,045	14,368	721,373	992,117	8,414
Financial Services:
Revenues	698,022	724,898	736,852	781,261	996,909	8,456	462,017	599,469	5,084
Operating income	45,115	30,328	145,998	200,853	155,817	1,322	83,573	79,927	677
All Other:
Revenues	728,848	795,217	896,244	1,030,320	1,190,291	10,096	535,964	642,186	5,446
Operating income (loss)	(2,954)	4,529	15,247	33,743	39,748	337	9,830	21,008	178
Elimination of intersegment:
Revenues	(303,990)	(330,013)	(312,162)	(373,590)	(488,435)	(4,143)	(189,306)	(254,016)	(2,154)
Operating income (loss)	(6,477)	(10,136)	(13,309)	(14,944)	(11,268)	(96)	(5,285)	373	3
Total Company:
Revenues	14,190,308	15,501,553	17,294,760	18,551,526	21,036,909	178,430	9,953,160	11,471,889	97,301
Operating income	1,093,632	1,271,646	1,666,890	1,672,187	1,878,342	15,932	809,491	1,093,425	9,274
Income before income taxes, minority interest and equity in earnings of affiliated companies	972,101	1,226,652	1,765,793	1,754,637	2,087,360 (2)	17,704	855,997	1,166,134	9,890
Net income	556,567	750,942	1,162,098	1,171,260	1,372,180	11,639	570,520	777,216	6,592
Net income per share:
Basic	152.26	211.32	342.90	355.35	421.76	3.58	175.13	241.36	2.04
Diluted	152.26	211.32	342.86	355.28	421.62	3.58	175.10	241.25	2.04
Shares used in computing net income per share, basic (in thousands)	3,655,304	3,553,602	3,389,074	3,296,092	3,253,450	—	3,257,623	3,220,116	—
Shares used in computing net income per share, diluted (in thousands)	3,655,306	3,553,624	3,389,377	3,296,754	3,254,499	—	3,258,226	3,221,588	—

	Year Ended March 31,						Six Months Ended September 30,
	2002	2003	2004	2005	2006	2006(1)	2005	2006	2006(1)
	(in millions, except per share and number of vehicles sold data)						(unaudited)
Consolidated Balance Sheet Data (end of period):
Total assets:	¥19,305,730	¥20,152,974	¥22,040,228	¥24,335,011	¥28,731,595	$243,695	¥26,257,592	¥30,047,847	$254,859
Short-term debt, including current portion of long-term debt	2,984,378	3,118,665	3,314,219	3,532,747	4,756,907	40,347	4,253,242	5,205,551	44,152
Long-term debt, less current portion	3,722,706	4,137,528	4,247,266	5,014,925	5,640,490	47,841	5,307,694	6,107,553	51,803
Shareholders’ equity(3)	7,264,112	7,121,000	8,178,567	9,044,950	10,560,449	89,571	9,692,765	10,994,535	93,253
Common stock	397,050	397,050	397,050	397,050	397,050	3,368	397,050	397,050	3,368

Other Data:
Dividends per share	¥28.0	¥36.0	¥45.0	¥65.0	¥90.0	$0.78	¥35.0	¥50.0	$0.42
Number of vehicles sold
Japan	2,217,002	2,217,770	2,303,078	2,381,325	2,364,484	—	1,086,773	1,073,457	—
North America	1,780,133	1,981,912	2,102,681	2,271,139	2,556,050	—	1,244,673	1,463,546	—
Europe	727,192	775,952	898,201	978,963	1,022,781	—	498,072	589,240	—
Asia	210,042	461,924	557,465	833,507	880,661	—	448,090	381,799	—
Others	608,353	675,720	857,938	943,444	1,150,587	—	555,511	637,281	—

Worldwide total	5,542,722	6,113,278	6,719,363	7,408,378	7,974,563	—	3,833,119	4,145,323	—

(1)	The rate of ¥117.90 = $1.00, the approximate exchange rate at September 30, 2006, was used for the convenience translations included in the table above. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, dollars.
(2)	Includes ¥143.3 billion in gain on exchange of marketable securities relating to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings.
(3)	Up through fiscal 2001, the results of certain subsidiaries in Europe and other regions were reported in the consolidated financial statements using a December 31 year-end. During fiscal 2002, the year-ends of most of these foreign subsidiaries were changed from December 31 to March 31. As a result, we decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001.

DIVIDEND INFORMATION

We normally pay cash dividends twice per year. Our board of directors recommends the dividend to be paid to shareholders and pledgees of record as of March 31 each year. This recommended dividend must then be approved by shareholders at the General Shareholders’ Meeting. We pay the dividend immediately following approval of the dividend at the shareholders’ meeting, normally around the end of June each year. In addition to these year-end dividends, we may pay interim dividends in the form of cash distributions from our distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of our board of directors and without shareholder approval. We normally pay the interim dividend in late November.

In addition, under the Corporation Act of Japan, dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth by our articles of incorporation or as determined by our board of directors from time to time. Such dividends may be distributed by a resolution of any general shareholders’ meeting. Our articles of incorporation also permit us to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of our board of directors. We have incorporated such a provision into our articles of incorporation in order to secure a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Share
Period Ended	Yen	Dollars
September 30, 2001	13.0	0.11
March 31, 2002	15.0	0.11
September 30, 2002	16.0	0.13
March 31, 2003	20.0	0.17
September 30, 2003	20.0	0.18
March 31, 2004	25.0	0.24
September 30, 2004	25.0	0.23
March 31, 2005	40.0	0.37
September 30, 2005	35.0	0.31
March 31, 2006	55.0	0.47
September 30, 2006	50.0	0.42

The payment and the amount of any future dividends are subject to the level of our future earnings, our financial condition and other factors, including statutory restrictions on the payment of dividends.

We deem the benefit of our shareholders to be one of our top priority management policies and strive continuously to increase per-share earnings by promoting our business aggressively while improving and strengthening our corporate foundation. With respect to payment of dividends, we seek to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio, with the aim of increasing it to over 30% over the medium- to long-term, while giving due consideration to factors such as the business results of each term and new investment plans.

PRICE RANGE OF OUR SHARES AND ADSs

The following table sets forth for the periods shown the reported high and low sales prices of our shares on the Tokyo Stock Exchange and our ADSs on the NYSE.

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2002	¥4,450	¥2,665	$71.50	$46.60
2003	3,790	2,625	57.45	44.40
2004	3,990	2,455	75.88	41.17
2005	4,520	3,730	82.94	65.65
2006	6,560	3,790	110.28	70.75

Fiscal Quarter Ended:
June 30, 2004	4,440	3,730	81.95	65.65
September 30, 2004	4,520	4,030	82.94	73.30
December 31, 2004	4,320	3,780	81.87	73.42
March 31, 2005	4,220	3,940	82.27	73.93
June 30, 2005	4,150	3,790	76.81	70.95
September 30, 2005	5,330	3,970	94.33	71.93
December 31, 2005	6,180	4,950	104.90	86.04
March 31, 2006	6,560	5,600	110.28	99.93
June 30, 2006	6,950	5,430	124.00	95.20
September 30, 2006	6,520	5,570	113.45	94.52

Month Ended:
May 31, 2006	6,900	5,930	124.00	106.00
June 30, 2006	6,120	5,430	110.54	95.20
July 31, 2006	6,110	5,570	106.23	94.52
August 31, 2006	6,520	5,940	113.45	102.87
September 30, 2006	6,430	6,120	109.29	103.78
October 31, 2006	7,150	6,430	120.36	109.67

On November 20, 2006, the closing price of the shares on the Tokyo Stock Exchange was ¥6,960 and on November 17, 2006, the closing price of the ADSs on the NYSE was $122.88.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our total debt and total capitalization as of September 30, 2006. There has been no material change in our capitalization since September 30, 2006.

	As of September 30, 2006
	(in millions)
Short-term borrowings	¥3,318,463	$28,146	(1)
Long-term debt, including current portion	7,994,641	53,403

Total debt	11,313,104	81,550

Shareholders’ equity:
Common stock, no par value: authorized 10,000,000,000 shares, issued and outstanding: 3,216,207,250 shares	397,050	3,368
Additional paid-in capital	496,808	4,214
Retained earnings(2)	11,058,708	93,797
Accumulated other comprehensive income	431,973	3,664

Total shareholders’ equity	10,994,535	93,253

Total capitalization(3)	¥18,989,176	$146,656

(1)	The rate of ¥117.90 = $1.00, the approximate exchange rate at September 30, 2006, was used for the translation of the financial data as of September 30, 2006. This translation should not be construed as a representation that the yen amounts actually represent, or have been or could be converted into, dollars.
(2)	The balance of retained earnings is not adjusted to reflect deduction of amounts payable in respect of interim dividends to shareholders.
(3)	Total capitalization is defined as long-term debt, including current portion, plus total shareholders’ equity.

On November 7, 2006, we announced our intention to repurchase up to the lower of (i) 20,000,000 shares of our common stock and (ii) the number of shares of our common stock not exceeding ¥150,000,000,000 in aggregate purchase price. We undertook such repurchase on November 9, 2006 and repurchased a total of 18,950,100 shares of our common stock at an aggregate purchase price of ¥137,009,223,000.

RECENT DEVELOPMENTS

Results of Operations—Six Months Ended September 30, 2006 Compared with Six Months Ended September 30, 2005

During the six months ended September 30, 2006 the Japanese economy gradually recovered with higher levels of capital expenditure resulting from improved corporate revenues as well as steadier levels of personal consumption. Overseas, the U.S. economy grew despite only moderate growth in expenditures such as personal consumption and other areas. The European economy also showed steady overall growth.

Under these conditions, our consolidated vehicle unit sales in Japan and overseas increased by 312 thousand units to a record high 4,145 thousand units in the six months ended September 30, 2006, an increase of 8.1% compared with the six months ended September 30, 2005. Vehicle unit sales in Japan decreased by 13 thousand units, or 1.2%, compared to the six months ended September 30, 2005 to 1,073 thousand units in the six months ended September 30, 2006. Vehicle unit sales in Japan remained relatively high due to the sales efforts of dealers in Japan. Overseas vehicle sales increased significantly by 325 thousand units, or 11.9%, to 3,072 thousand units in the six months ended September 30, 2006 compared with the six months ended September 30, 2005 due mainly to higher sales in North America, Europe and other regions.

Net revenues increased by ¥1,518.7 billion, or 15.3%, to ¥11,471.8 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005. Net revenues for our automotive operations segment increased by ¥1,339.7 billion, or 14.7%, to ¥10,484.2 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005. Net revenues for our financial services operations segment increased by ¥137.4 billion, or 29.8%, to ¥599.4 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005. Net revenues for our all other businesses segments increased by ¥106.3 billion, or 19.8%, to ¥642.2 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005. The net revenue amounts per segment discussed above are amounts before the elimination of intersegment revenues.

Operating costs and expenses increased by ¥1,243.8 billion, or 13.5%, to ¥10,378.5 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005 due mainly to increased vehicle unit sales.

Operating income increased by ¥284.0 billion, or 35.1%, to ¥1,093.4 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005. Operating income was favorably affected by currency exchange rate fluctuations, increased marketing efforts and cost reduction efforts, which were partially offset by higher expenses.

Income before income taxes, minority interest in consolidated subsidiaries and equity in earnings of affiliated companies increased by ¥310.2 billion, or 36.2%, to ¥1,166.1 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005.

Net income increased by ¥206.7 billion, or 36.2%, to ¥777.2 billion in the six months ended September 30, 2006 compared with the six months ended September 30, 2005.

Investment in Isuzu Motors Limited

On November 7, 2006, we entered into an agreement with Isuzu Motors Limited, or Isuzu, to discuss a business alliance to generate synergies for both parties by mutually utilizing management resources and providing each other with technological complements in the development and production of diesel engines and other areas. To facilitate the development of the business alliance, we intend to acquire 100 million shares of common stock of Isuzu, representing approximately 5.9% of the total issued shares of common stock of Isuzu (assuming that the issued and outstanding shares of Class-I Preferred Stock of Isuzu are fully converted into common shares) on November 10, 2006, from certain shareholders of Isuzu. The aggregate purchase price of this investment in Isuzu will not be material to us.

Outlook

We expect that the global economy will grow moderately in fiscal 2007, despite factors such as concerns about the U.S. economy and trends regarding oil and raw material prices worldwide. We expect that the global automotive markets will remain at the same level as fiscal 2006. For the purposes of this discussion, we are assuming an average exchange rate of ¥115 to the U.S. dollar and ¥145 to the euro. With these external factors in mind, we expect that net revenues for fiscal 2007 will increase compared with fiscal 2006 as a result of expected increased sales volumes, with the planned introduction of new models, particularly in North America. We expect that operating income will increase in fiscal 2007 compared with fiscal 2006. Sales efforts are expected to increase unit sales and, together with cost reduction efforts and the assumed exchange rate of a slightly weaker yen against the U.S. dollar and the euro compared with fiscal 2006, increase operating income. On the other hand, the anticipated increases in depreciation expenses as a result of active capital expenditures and expenditures relating to the research and development of environmental technology such as hybrid vehicles and fuel-cell, safety technology and other next-generation technologies are expected to be offsetting factors. In addition, the effects of cost reduction efforts may be influenced by fluctuations in the prices of raw materials. We expect that income before income taxes, minority interest and equity in earnings of affiliated companies and net income will increase in fiscal 2007 compared to fiscal 2006 despite the posting of a ¥143.3 billion gain on exchange of marketable securities in fiscal 2006 that will not recur in fiscal 2007. Exchange rate fluctuations can also materially affect our operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. Please see “Operating and Financial Review and Prospects—Operating Results—Overview—Currency Fluctuations” in our annual report on Form 20-F for the fiscal year ended March 31, 2006 incorporated by reference in this prospectus supplement.

The foregoing statements are forward-looking statements based upon our management’s assumptions and beliefs regarding economic conditions and market demand for our products. Please see “Cautionary Statement Concerning Forward-Looking Statements.” Our actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in “Risk Factors” in the accompanying prospectus.

UNDERWRITING

The global offering consists of (i) an international offering of 15,194,100 shares, in the form of shares or ADSs, in the United States and elsewhere outside Japan and (ii) a Japanese offering of 28,217,600 shares inside Japan. Nomura Securities Co., Ltd., Nikko Citigroup Limited and Merrill Lynch Japan Securities Co., Ltd. have been appointed as the joint global coordinators for the global offering.

We, BSPC, the trustee and sub-trustee, and the international underwriters named below have entered into an international underwriting agreement with respect to the shares being offered in the international offering. Subject to the terms and conditions contained in the international underwriting agreement, BSPC has agreed that the trustee will instruct the sub-trustee to sell to the international underwriters and the international underwriters severally, and not jointly, have agreed to purchase from BSPC the number of shares listed opposite their names below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc. are acting as the representatives of the international underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, New York, New York 10080 U.S.A. and Nomura Securities International, Inc.’s address is 2 World Financial Center, Building B, New York, New York 10281 U.S.A.

International Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,685,500
Nomura Securities International, Inc.	6,685,500
Citigroup Global Markets Inc.	455,900
Credit Suisse Securities (USA) LLC	455,800
Deutsche Bank Securities Inc.	303,800
Morgan Stanley & Co. Incorporated	303,800
UBS Securities LLC	303,800

Total	15,194,100

The international underwriters have agreed to purchase all the shares sold under the international underwriting agreement if any such shares are purchased. The international underwriters may elect to receive all or a portion of their allotment of shares in the form of ADSs. If an international underwriter defaults, the international underwriting agreement provides that the purchase commitments of the non-defaulting international underwriters may be increased or the international underwriting agreement may be terminated.

We and BSPC have agreed to indemnify the international underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

The international underwriters are offering the shares or ADSs, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including with respect to the validity of the shares and the ADSs, and other conditions contained in the international underwriting agreement, such as the receipt by the international underwriters of officers’ certificates and legal opinions. The international underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We, BSPC, the trustee and sub-trustee have also entered into a Japanese underwriting agreement with the underwriters for the Japanese offering. Subject to the terms and conditions contained in the Japanese underwriting agreement, and concurrently with the sale of 15,194,100 shares to the international underwriters in the international offering, the sub-trustee has agreed to sell to the Japanese underwriters and the Japanese underwriters severally and jointly have agreed to purchase 28,217,600 shares to be sold in a public offering in Japan. Nomura Securities Co., Ltd. and Nikko Citigroup Limited are acting as the representatives of the Japanese underwriters.

The international offering is conditioned on the Japanese offering. If the sale of the shares in the Japanese offering does not close, the sale of the shares in the international offering will not close unless the international underwriters elect to waive the closing condition in the international underwriting agreement. The initial offering price per share and underwriting discount per share are identical in the international offering and the Japanese offering.

Commissions and Discounts

The representatives of the international underwriters have informed us and BSPC that the international underwriters propose initially to offer the shares and ADSs to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of ¥83.52 per share and $1.41 per ADS. After the public offering, the public offering price and concession may change.

The following table shows the public offering price, underwriting discount and proceeds to BSPC for the international offering, each on a per ADS and total basis and on a per share and total basis. The figures in the U.S. dollar “Total” column assume that all shares to be sold in the international offering will be sold in the form of ADSs, while the figures in the Japanese yen “Total” column assume that none of the shares to be sold in the international offering will be sold in the form of ADSs. The underwriting discount applied to the shares and ADSs offered in the international offering represents 2.0% of the total amount of the international offering.

	Per ADS	Total	Per Share	Total
Public offering price	$115.91	$880,574,065	¥6,820	¥103,623,762,000
Underwriting discount	$2.36	$17,929,038	¥139.2	¥2,115,018,720
Proceeds, before expenses, to BSPC	$113.55	$862,645,027	¥6,680.8	¥101,508,743,280

The expenses of the global offering, not including the underwriting discounts, are estimated to be $1,409,567 million in total and are payable by us. These expenses consist of the following:

•	a U.S. Securities and Exchange Commission registration fee of $109,567;

•	estimated printing expenses of $300,000;

•	estimated legal fees and expenses of $600,000;

•	estimated accounting fees and expenses of $100,000; and

•	estimated miscellaneous fees and expenses of $300,000.

The international underwriters will bear certain expenses relating to investor roadshow meetings.

Intersyndicate Agreement

The international underwriters and the Japanese underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international underwriters and the Japanese underwriters have agreed that the Japanese underwriters may sell a limited number of shares to the international underwriters for re-sale by the international underwriters in the international offering. To the extent there are sales of shares between the two underwriting groups under the intersyndicate agreement, the number of shares or ADSs initially available for sale in the international offering may be greater than the number of shares described on the cover page of this prospectus supplement as being offered in the international offering.

Pursuant to the intersyndicate agreement, as part of the distribution of our shares in the global offering and subject to certain exceptions, the international underwriters and the Japanese underwriters have agreed that (i) the international underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any Japanese person (as defined in the intersyndicate agreement), nor offer or sell, directly or indirectly, any shares offered in the global offering or distribute any offering circular or prospectus relating to such shares in Japan or to any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any such shares or distribute any offering circular or prospectus relating to such shares outside Japan or to any person or entity other than a Japanese person.

No Sale of Similar Securities

We have agreed with the international underwriters and the Japanese underwriters, with certain exceptions, not to sell or transfer any shares of our common stock or ADSs representing shares of our common stock during a period of 180 days from the date of this prospectus supplement without obtaining the prior written consent of the joint global coordinators. Specifically, we have agreed not to, directly or indirectly:

•	offer, pledge, sell or contract to sell any shares or ADSs,

•	sell any option or contract to purchase any shares or ADSs,

•	purchase any option or contract to sell any shares or ADSs,

•	grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares or ADSs,

•	file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing, or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares or ADSs.

However, if (i) during the last 17 days of the 180-day period described above, we issue an earnings release or there is any significant news or significant event relating to us, or (ii) prior to the expiration of the 180-day period described above, we announce that we will issue an earnings release or we become aware that significant news or a significant event will occur during the 16-day period beginning on the last day of the 180-day period described above, then the restrictions described above will continue to apply to us until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the significant news or event relating to us.

The restrictions described above also apply to any securities convertible into or exercisable or exchangeable for shares or ADSs. The restrictions described above do not apply to any of the following:

•	shares issued by us upon the exercise of an option or warrant, or the conversion of a security, outstanding on the date of, and described in, this prospectus supplement,

•	shares issued by us or options to purchase shares granted by us under existing employee benefit plans described in this prospectus supplement,

•	shares issued by us under any non-employee director stock plan or dividend reinvestment plan,

•	shares issued by us in connection with any stock split, or

•	sales of shares by us to shareholders holding less than one unit of 100 shares.

New York Stock Exchange Listing

The ADSs are listed on the New York Stock Exchange under the symbol “TM.”

Payment and Settlement

The underwriters expect to deliver the shares against payment in yen in Tokyo through the central clearing system in Japan, known as JASDEC, on or around November 30, 2006, Tokyo time. The international underwriters expect to deliver the ADSs against payment therefor in U.S. dollars in New York through the facilities of The Depository Trust Company on or around November 30, 2006.

Delivery of the shares and ADSs is expected to occur, subject to receipt and acceptance by the international underwriters, later than three business days after the pricing of the global offering. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to such trade expressly agree otherwise. Because of the longer settlement period, purchasers who wish to trade shares or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

Because of this longer settlement period, the margin requirements of the New York Stock Exchange, including its Rule 431, may require purchasers of the shares or ADSs in the international offering to deposit and maintain margin during such period. A potential purchaser of the shares or ADSs should consult with its broker or other financial institution at which its account is maintained in order to determine if such requirements apply to it and, if so, how they may be satisfied.

Selling Restrictions

General

Except for the Japanese offering, no action has been or will be taken by us or BSPC that would permit a public offering of the shares or ADSs, or possession or distribution of this prospectus supplement, the accompanying prospectus, any amendment or supplement hereto or thereto, or any other offering or publicity material relating to the shares or ADSs in any country or jurisdiction outside the United States where, or in any circumstances in which, action for that purpose is required. Accordingly, the shares or ADSs may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering or publicity material relating to the shares or ADSs may not be distributed or published, in or from any country or jurisdiction outside the United States except under circumstances that will result in compliance with applicable laws and regulations.

Each international underwriter has represented and agreed that it will not offer or sell the shares or ADSs, make the shares or ADSs the subject of an invitation for purchase, or circulate or distribute this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for purchase, of the shares or ADSs, whether directly or indirectly, to the public in any country or jurisdiction outside the United States except as permitted under applicable laws.

Member States of the European Economic Area

Each international underwriter has severally represented, warranted and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), it has not made and will not make an offer to the public of any shares or ADSs which are the subject of the international offering in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares or ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more then €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3)	by the international underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the joint prior consent of the joint global coordinators for any such offer; or

(4)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares or ADSs shall result in a requirement for the publication by us or any international underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the immediately preceding paragraph, the expression an “offer of shares or ADSs to the public” in relation to any shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each international underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of any shares or ADSs in circumstances in which Section 21(1) of the Financial Services and Market Act 2000 (the “FSMA”) does not apply to us; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares or ADSs in, from or otherwise involving the United Kingdom.

Japan

The shares or ADSs offered hereby have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”). Accordingly, each international underwriter has represented, warranted and agreed that the shares or ADSs which it subscribes will be subscribed by it as principal and that, in connection with the offering made hereby, it will not, directly or indirectly, offer or sell any shares or ADSs in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

Hong Kong

Each international underwriter has represented and agreed that it has: (i) not offered or sold and will not offer or sell in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, any shares or ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public in Hong Kong within the meaning of that Ordinance; and (ii) not issued and will not issue, and does not and will not have in its possession for the purposes of issue in Hong Kong or elsewhere, any invitation, advertisement or other document relating to the shares or ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except as permitted to do so under the securities laws of Hong Kong) other than with respect to the shares or ADSs which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” (as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder).

Singapore

Each international underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each international underwriter has represented, warranted and agreed that it has not offered or sold any shares or ADSs or caused the shares or ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed nor will it circulate or distribute any offering circular, in preliminary or final form, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any shares or ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note:

Where the shares or ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares or ADSs pursuant to an offer made under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Price Stabilization and Short Positions

Until the distribution of the shares and ADSs in the international offering is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our shares and ADSs. However, the representatives of the international underwriters, or any person acting for them, on behalf of the international underwriters, may engage in transactions that stabilize the price of the shares and ADSs, such as bids or purchases to peg, fix or maintain that price.

If the international underwriters create a short position in the shares or ADSs in connection with the international offering, i.e., if they sell more shares or ADSs than are listed on the cover of this prospectus supplement, the representatives of the international underwriters may reduce that short position by purchasing shares or ADSs in the open market. Purchases of the shares or ADSs to stabilize their prices or to reduce a short position may have the effect of raising or maintaining the market price of our shares and ADSs or preventing or retarding a decline in the market price of our shares and ADSs. As a result, the price of our shares and ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the international underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares and

ADSs. In addition, neither we nor any of the international underwriters makes any representation that the representatives of the international underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected on the New York Stock Exchange or otherwise in the United States.

In addition to stabilization and short position transactions of the international underwriters described above in connection with the international offering, the representatives of the Japanese underwriters, on behalf of and for the benefit of the Japanese underwriters, may engage in transactions in connection with the Japanese offering that maintain a stabilizing bid on the Tokyo Stock Exchange as well as on any of the Nagoya Stock Exchange, the Osaka Securities Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange, at a higher level than that which might otherwise prevail for a limited period after the date of this prospectus supplement in accordance with applicable laws and regulations. The representatives of the Japanese underwriters are not required to engage in these activities and may end any of these activities at any time. Such transactions may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. Any such transactions in connection with the Japanese offering will be conducted by and through the representatives of the Japanese underwriters in accordance with applicable laws and regulations.

Electronic Distribution

A prospectus in electronic format will be made available on the website maintained by Merrill Lynch and the websites of certain of the other international underwriters. Other than the electronic prospectus, the information contained on, or that may be accessed through, those websites are not part of this prospectus supplement. Merrill Lynch and certain of the other international underwriters may agree to allocate a number of shares or ADSs for sale to their online brokerage account holders.

Stamp Taxes and Other Charges

Purchasers of the shares or ADSs offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price on the cover of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings, in the ordinary course of business, with us and with BSPC. They have received customary fees and commissions for these transactions.

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Citigroup Global Markets Inc. is authorized to conduct Japan-related business under the name Nikko Citigroup.

LEGAL MATTERS

Certain matters in connection with the international offering will be passed upon for us by Shearman & Sterling LLP. The validity of the common stock offered hereby will be passed upon for us by Nagashima Ohno & Tsunematsu. Certain matters in connection with the international offering will be passed upon for BSPC, the securities trustee and the securities sub-trustee by Shearman & Sterling LLP and Nagashima Ohno & Tsunematsu. Certain matters in connection with the international offering will be passed upon for the international underwriters by Simpson Thacher & Bartlett LLP. Certain matters in connection with the international offering under Japanese law will be passed upon for the international underwriters by Anderson Mori & Tomotsune.

EXPERTS

The financial statements incorporated in this Registration Statement by reference to the Form 20-F/A for the year ended March 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers Aarata, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN OBTAIN MORE INFORMATION

This prospectus supplement is part of a registration statement on Form F-3 that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus supplement some of the information included in the registration statement.

In addition, as required by the U.S. securities laws, we file annual reports, special reports and other information with the SEC. You may read and copy any document filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-(800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect the information we file with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will publish unaudited interim results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement some or all of the documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information in a document that is incorporated by reference is considered to be a part of this prospectus supplement. We incorporate by reference the following documents or information we have filed with the SEC:

•	our annual report on Form 20-F for the fiscal year ended March 31, 2006, filed on June 26, 2006;

•	our amended annual report on Form 20-F/A for the fiscal year ended March 31, 2006, filed on November 7, 2006; and

•	our report on Form 6-K relating to our financial review and results for the interim financial periods ended September 30, 2005 and 2006, filed on November 7, 2006.

In addition, all documents that we file with the SEC in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, any future reports on Form 6-K that indicate they are incorporated into this registration statement and any future annual reports on Form 20-F after the date of this prospectus supplement and prior to the termination of an offering shall be deemed to be incorporated by reference in this prospectus supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide you without charge upon written or oral request a copy of any of the documents that are incorporated by reference in this prospectus supplement. If you would like us to provide you with any of these documents, please contact us at the following address or telephone number: 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, Attention: Financial Reporting Department, Accounting Division, telephone: 81-565-28-2121.

Except as described above, no other information is incorporated by reference in this prospectus supplement (including, without limitation, information on our website).

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS

We are a joint stock company incorporated in Japan. All of our directors and executive officers, and certain experts named in this prospectus supplement, are residents of countries other than the United States. As a result, you should note that it may be difficult or impossible to serve legal process on us or our directors and executive officers, or to force us or them to appear in a U.S. court. Our legal counsel in Japan, Nagashima Ohno & Tsunematsu, has advised us that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

43,411,700 Shares

TOYOTA MOTOR CORPORATION

Common Stock in the form of Shares or American Depositary Shares

PROSPECTUS SUPPLEMENT

Joint Global Coordinators

Nomura Securities

Nikko Citigroup

Merrill Lynch Japan Securities

Joint Bookrunners and Joint Lead Managers

(listed alphabetically)

Merrill Lynch & Co.
Nomura Securities International, Inc.

Co-Managers

Nikko Citigroup

Credit Suisse

Deutsche Bank Securities

Morgan Stanley

UBS Investment Bank

November 20, 2006